The Asia Pacific Fund, Inc.

VIA EDGAR

January 12, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     Re: The Asia Pacific Fund, Inc. ("Registrant") (File No. 811-04710)

Ladies and Gentlemen:

     Pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, we are filing herewith the attached materials in connection with Registrant's currently effective Fidelity bond:

1)   a copy of the endorsement to the Fidelity bond. The coverage was increased to $625,000 effective January 3, 2018.

2)   a copy of the resolution of the Board of Directors, including a majority of directors who are not "interested persons" of the Registrant, ratifying the amount, type, form and coverage of the Fidelity bond.

     There were no additional premiums paid for the additional coverage.

Sincerely,

/s/ Hoyt M. Peters
Hoyt M. Peters
Secretary
The Asia Pacific Fund, Inc.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED	BOND NUMBER
The Asia Pacific Fund, Inc.	161060117B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
January 3, 2018	August 1, 2017 to August 1, 2018	

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding the limit of liability specified on the Declarations Page under Insuring Agreement A, if an increase in bonding limits under Insuring Agreement A is required pursuant to Rule 17g-1 of the Investment Company Act of 1940 ("Act") due to an increase in assets of the Insured Fund during the Bond Period, the minimum required increase in limits under Insuring Agreement A shall take place automatically without payment of additional premium for the remainder of the Bond Period, provided that the total limit of liability under Insuring Agreement A does not exceed $2,500,000. If the Act requires bonding limits under Insuring Agreement A in excess of $2,500,000 then the increase in limits shall not occur unless the Underwriter accepts the increase by a Rider to this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of the Bond.

THE ASIA PACIFIC FUND, INC.

Secretary's Certificate

I, Hoyt M. Peters, Secretary of the above referenced fund (the "Fund"), hereby certify that the following resolution was duly adopted by the Directors of the Fund including a majority of the Directors who are not interested persons of the Fund, on January 10, 2018 and such resolution is in full force and effect as of the date hereof:

RESOLVED, that the Fidelity Bond coverage be increased to $600,000, with no additional premium, is hereby in all respects ratified and approved.

/s/ Hoyt M. Peters
Hoyt M. Peters
Secretary

Certified this 12th day
of January 2018